

Yieldstreet

Prism Fund

Q3 Update

3Q22 Summary

- US equities and fixed income experienced another volatile quarter on the back of increased recessionary fears being propelled by the Fed's aggressive commitment to combat inflation and heightened geopolitical risks.

- For the quarter, US Equities (as measured by the S&P 500 Index) and US Fixed Income (Bloomberg US Aggregate Corporate Index) fell by -4.88% and -4.75% bringing year-to-date returns to -23.87% and -14.61%, respectively[1].

- Against this backdrop, the Yieldstreet Prism Fund (the "Fund") returned 1.82% in 3Q22 and 2.88% year-to-date, outperforming US Equities and Fixed Income returns.



The Prism Fund has been resilient so far in 2022[1]

Prism ■ S&P 500 ■ US Agg

Market Commentary

The heightened market volatility during the first half of the year continued into 3Q22 as central banks and investors continued to grapple with persistent inflation against a backdrop of slowing growth and increased geopolitical risks.

That said, 3Q22 began on an optimistic note. Headline inflation, driven by gasoline prices, appeared to have peaked in July giving investors a false narrative of a potential Fed pivot beginning as early as 1Q23. Stronger than expected 2Q22 corporate earnings also supported a growing sentiment that equities were over-sold, and the market could withstand the recent economic slowdown. These positive developments created a bear market rally in July through mid-August in which US equities increased by 14%.

Nonetheless, the market's summer rally ended when the Fed reaffirmed their hawkish stance during the central bank's annual Jackson Hole conference in August. Notably, Jerome Powell, Chair of the Federal Reserve, noted that further rate hikes would be necessary to tame inflation even if it causes "some pain" to the US economy.

The Fed delivered on its commitment to fight inflation during their next Federal Open Market Committee meeting in September by increasing the federal funds rate by another 0.75% to a target of 3.00% - 3.25%; the third consecutive 0.75% increase.

Fixed income investors also endured a volatile quarter as yields widened across credit and US Treasury markets on the back of the Fed's monetary policy and slowing growth concerns. Notably, 2-year US Treasuries finished the quarter at 4.22%, higher than the 10-year Treasury at 3.83%, a phenomenon known as yield curve inversion, which historically has been a leading indicator of a potential near-term recession. Similarly, the US Aggregate and Investment Grade Bond markets widened by approximately 1% during the quarter and more than 3% since the end of 2021.

The Fed's restrictive monetary policy, coupled with a slowing growth outlook and heightened geopolitical concerns quickly retraced the gains at the beginning of the quarter. US equities and fixed income finished 3Q22 down 4.88% and 4.75%, respectively.

Against this backdrop of increased volatility, the Fund returned 1.82% in 3Q22. The Fund distributed $0.20 per share in September and is on pace to exceed its 8% target distribution rate for the year[2].

Looking forward, we continue to believe the Fund is well-positioned to deliver on its investment objective of providing investors reliable income and a diversified[3] exposure to private markets. Notably, the Fund has experienced a negative correlation, -0.1%, to US equities since its inception.

Fund Positioning

The core allocation of the Fund is invested in private credit and real estate debt opportunities, equating to approximately 70% of assets. Our conviction in private credit and real estate debt is predicated on the attractive income profile, low correlation to public markets, and principal protection structural enhancements within each asset class. Within this allocation we have been selectively increasing our exposure to floating-rate debt opportunities as they may benefit from the rising rate environment. Other notable allocations within the Fundt include legal financing, transportation, and structured notes.



Asset allocation
as of 9/30/2022

Real Estate		40%
Private Credit		28%
Cash		14%
Transportation		7%
Legal Finance		6%
Structured Notes		5%

Portfolio Update

In the third quarter, the Fund made two new investments. Please refer to the table below for further information:

Asset class	Market value	Yield	Investment description
Real Estate Debt	$6.0M	10.5%	First mortgage bridge loan made to a sponsor for the acquisition of a 103-acre land parcel located in Athens, AL. The loan was made at a 60% loan-to-value and the land parcel is part of a larger mixed-use development that consists of two parcels slated for development featuring residential and commercial components.
Private Credit	$3.8M	13.0%	Investments in participation interests in a supply chain financing facility that is provided to a global conglomerate in the consumer goods industry.

3Q22 Performance Highlights

The Fund returned 1.82% in 3Q22 and 2.88% year-to-date, materially outperforming US Equities and Fixed Income returns. Additionally, the Fund has distributed ~6.4% so far year-to-date and is on pace to exceed its annual target distribution of 8%[2].

The Fund's allocation to high income generating alternative investments contributed to performance during the quarter. From an asset allocation perspective, private credit and real estate investments generated most of the returns and income during the quarter. Investments in art, transportation, and legal financing also contributed to overall performance. Conversely, the largest detractor to performance during the quarter was our allocation to structured notes given their correlation to US equities.

We continue to see opportunities in this current environment and expect to take advantage of market dislocations to drive overall returns for our investors.

Prism Fund Historical Total Returns[1]

Total returns	3Q22	YTD	1 Year	Since inception
Prism Fund	1.82%	2.88%	3.00%	4.87%
S&P 500 Index	-4.88%	-23.87%	-15.47%	15.79%
Bloomberg US Agg. Corporate Index	-4.75%	-14.61%	-14.60%	-5.14%

Sources

[1] Source: Bloomberg and Yieldstreet as of 9/30.2022. "US Equities" represents the S&P 500 Index, while "US Fixed Income" represents the Bloomberg US Aggregate Index / returns for periods greater than one year are annualized. The Fund's inception date was on 3/10/20. **Past performance is not a guarantee of future returns**

Disclaimers

[2] Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

[3] The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("'40 Act"), and is therefore not a '40 Act "diversified" product.

Past performance is not a guarantee of future returns.

Performance quoted herein represents past performance, which is not a guarantee of future results. All investing involves risk, including the loss of principal. Investment returns and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than the returns quoted herein.

This report contains certain unaudited financial information related to YieldStreet Prism Fund Inc. (the "Fund"). Specifically, the Fund's financial information included herein for the quarter ended September 30, 2022 is preliminary and was not subject to an audit or an audit review process or otherwise independently verified and is subject to revision as a result of the audit process currently being undertaken. Such unaudited financial information is being included for informational purposes only.

No communication, through this or any other medium, should be construed or is intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. This communication does not constitute an offer, or the solicitation of any offer, to sell or purchase any securities, which may only be made by delivery of a valid prospectus.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.